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Amani Nicol Wellness

Weight Loss Center

111 Old Court Rd Suite 2B
Pikesville , MD 21208
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Amani Nicol Wellness is seeking investment to Maintain operational costs.
Female Entrepreneur
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $3,500 invested.
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INVESTOR PERKS

Amani Nicol Wellness is offering perks to early investors. You earn the most valuable perk available ba
in this business. You will not also receive the perks of lesser value, unless specified below.

The Beautifully Well Ultimate Reset Spa Day for Two (2 for 1 Package) Invest $500 or more to qualify.

Healthy habits are reloaded organically with a desire to continue to feel great until their next session.
Chronic illness prevention and management just got a face lift with a coat of dignity and beauty that e
of our Certified Health Coaches.
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THE TEAM
Nik Sweeney
Founder, Wellness Director & Master Certified Health Coach

Ten shades of amazing describes Coach Nik's past ten years of dedication to empowering women to
supporting women with Zumba fitness and later health coaching, Nik found herself facing a number c
her health. From uterine fibroids, anemia, and colon cancer to a changed mindset about her health fu
wellness company's mission on meeting women where they are, embracing their challenges while cha
order to develop lifestyle, sustainable healthy habits.

"We're making healthy fabulous with our innovative approach to becoming Beautifully Well!

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VIRTUAL TOUR OF AMANI NICOL WELLNESS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Trademark $600
Mainvest Compensation $420
Office Laptop $1,000
Lease Payment for 3 months $2,380
Marketing $1,200
Train Lifestyle Coaches $600
Virtual Assistant $800
Total $7,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $60,000 $75,000 $100,000 $125,000 $150,000
Cost of Goods Sold $19,050 $23,812 $31,749 $39,686 $47,623

$15,000

MAXIMUM

This investment round closes on February 3, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Amani Nicol Wellness
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $3,500 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 3.7%-7.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2026
Financial Condition
Forecasted milestones

Amani Nicol Wellness forecasts the following milestones:

Hire for the following positions by December 2020 [Virtual Assistant and a Bi-lingual Lifestyle Coach]

Achieve [$150,000] revenue per year by [2022].

Achieve [$60,000] profit per year by [2022].

These projections are based on our recent Medicaid approval which gives us the opportunity to pursu
patient referrals. The virtual platform gives a unique advantage to increase participants nationwide. Ir
evidenced based programs to include Diabetes Self Management and Medicaid approval in DC, VA ar

Risk Factors

While we are building our virtual services and products we offer, we have to note the impact that a "s
physical location.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or conti

Competition

The market in which we operate is highly competitive and could become increasingly competitive wit
Nicol Wellness competes with many other businesses, both large and small, on the basis of quality, p
experience. Changes in customer preference away from Amani Nicol Wellness's core business or the i
against the with other competitors could negatively affect Amani Nicol Wellness's financial performan

Reliance on Management

As a securities holder, you will not be able to participate in Amani Nicol Wellness's management or vo
decisions regarding Amani Nicol Wellness. Furthermore, if the founders or other key personnel of Am
Amani Nicol Wellness or become unable to work, Amani Nicol Wellness (and your investment) could s

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions will
over which Amani Nicol Wellness and the key persons will have no control. Changes in assumptions o
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome m
projected outcomes. Consequently, there can be no assurance that the actual operating results will c
herein. Additionally, Amani Nicol Wellness is a newly established entity and therefore has no operatin
be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12
after that one-year period, a host of Federal and State securities laws may limit or restrict your ability
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Amani Nicol Wellness might need to raise more capital in the future to fund/expand operations, buy p
team members, market its services, pay overhead and general administrative expenses, or a variety c
assurance that additional capital will be available when needed, or that it will be available on terms th
as an investor. If Amani Nicol Wellness is unable to obtain additional funding when needed, it could be
even cease operations altogether.

Changes in Economic Conditions Could Hurt Amani Nicol Wellness

Factors like global or national economic recessions, changes in interest rates, changes in credit mark

allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Amani Nicol Wellness will carry some insurance, Amani Nicol Wellness may not carry enough
to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insu
cost. Therefore, Amani Nicol Wellness could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws,
laws, antitrust laws, and health care laws, could negatively affect Amani Nicol Wellness's financial per
operate. Specifically, any additional regulation on the industry could significantly negatively affect the

You Do Have a Downside

Conversely, if Amani Nicol Wellness fails to generate enough revenue, you could lose some or all of yo

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Amani Nicol Wellness, and the revenue of Aman
(or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and
are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any ot

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Amani I
successful than your initial expectations.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of Amani Nicol Wellness to banks, commercial fir
financing institutions, and/or other institutions regularly engaged in the business of lending money.

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